UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 28 2005

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Stock Exchange Announcement
Financial statement for the period 1 January 2005 to 30 September 2005

27 October 2005

Novo Nordisk increased sales by 15% in the first nine months

Expectation for operating profit growth for 2005 is increased to 12–15%

•	Reported sales in the first nine months of 2005 increased by 15%

	o	Sales of insulin analogues increased by 60%

	o	Sales of NovoSeven® increased by 15%

	o	Sales in North America increased by 21%

•	Operating profit increased by 20% to DKK 6,165 million. Net profit increased by 31% to DKK 4,668 million and earnings per share increased by 35% to DKK 14.13.

•	The expectation for sales growth for the full year of 2005 is increased to 13–15%, and the expectation for operating profit growth is increased to 12–15%.

•	Lars Rebien Sørensen, president & CEO, said: “We are now seeing the positive effect of having a full portfolio of insulin analogues in our key European markets. With the continued roll-out of Levemir®, our long-acting insulin analogue, we expect to further increase our share of the global insulin analogue market in the years to come.”

•	Novo Nordisk has decided to conduct a global phase 3 study for the use of NovoSeven® in trauma

	o	It is intended to include trauma patients from sites in the US into the ongoing global phase 3 study.

	o	Prior to initiation of the US part of the global study, Novo Nordisk will seek to obtain an exception to the requirement for ‘informed consent’ in the US to achieve a faster patient enrolment.

	o	The global trauma study is now expected to encompass around 1,500 patients and to take close to four years to complete.

Stock Exchange Announcement No 25 / 2005	Page 1 of 18

Financial statement for the first nine months of 2005

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2004, which includes the expense impact of share-based payment schemes. The interim report has not been audited.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

Income statement	9M 2005	9M 2004	% change 9M 2004 to 9M 2005

Sales	24,334	21,087	15%
Gross profit	17,681	15,198	16%
Gross margin	72.7%	72.1%

Sales and distribution costs	6,808	5,916	15%
Percent of sales	28.0%	28.1%

Research and development costs	3,534	3,109	14%
Percent of sales	14.5%	14.7%

Administrative expenses	1,498	1,410	6%
Percent of sales	6.2%	6.7%

Licence fees and other operating income	324	362	(11%	)

Operating profit	6,165	5,125	20%
Operating margin	25.3%	24.3%

Share of profit in associated companies	344	(97)	-
Other net financial income	38	289	(87%	)
Profit before tax	6,547	5,317	23%

Net profit	4,668	3,551	31%
Net profit margin	19.2%	16.8%

Other key numbers

Depreciation, amortisation and impairment losses	1,393	1,343	4%
Capital expenditure	2,545	1,907	33%

Cash flow from operating activities	6,353	5,550	14%
Free cash flow	3,686	3,439	7%

Total assets	40,181	35,587	13%
Equity	26,589	25,557	4%
Equity ratio	66.2%	71.8%

Average number of shares outstanding (million) – diluted	330.3	339.3	(3%	)

Diluted earnings per share (in DKK)	14.13	10.47	35%

Full-time employees at the end of the period	21,631	20,001	8%

Stock Exchange Announcement No 25 / 2005	Page 2 of 18

Sales development by segments

Sales in the first nine months of 2005 increased by 16% measured in local currencies and by 15% in Danish kroner. Growth was realised both within diabetes care and biopharmaceuticals – primarily driven by the insulin analogue products as well as NovoSeven®. Sales of growth hormone therapy products also contributed to growth.

	Sales 9M 2005 DKK million	Growth as reported		Growth in local currencies	Share of growth in local currencies
The diabetes care segment
Insulin analogues	5,069	60%		61%	58%
Human insulin and insulin-related sales	10,970	5%		5%	15%
Oral antidiabetic products	1,254	1%		2%	1%
Diabetes care – total	17,293	16%		17%	74%

The biopharmaceuticals segment
NovoSeven®	3,674	15%		17%	16%
Growth hormone therapy	2,000	20%		21%	10%
Other products	1,367	(1%	)	0%	0%
Biopharmaceuticals – total	7,041	13%		14%	26%

Total sales	24,334	15%		16%	100%

Sales growth was realised in all regions, with the primary growth driver being North America, constituting 28% of total sales.

Diabetes care

Sales of diabetes care products increased by 17% in local currencies compared to the first nine months of 2004 and by 16% in Danish kroner to DKK 17,293 million. Novo Nordisk remains the global market leader in diabetes care (insulin and oral antidiabetic products) with an overall market share of 20%.

Insulin analogues, human insulin and insulin-related products

Sales of insulin analogues, human insulin and insulin-related products increased by 18% measured in Danish kroner and by a similar growth rate in local currencies to DKK 16,039 million. All regions contributed to growth measured in local currencies as well as in Danish kroner.

Novo Nordisk continues to expand its global leadership position in the insulin market with a total market share of more than 50% and an insulin analogue market share of around 33%, both measured in volume.

Sales of insulin analogues increased by 61% in local currencies and by 60% in Danish kroner to DKK 5,069 million in the first nine months of 2005. Sales of insulin analogues continue to be the primary growth contributor with 58% of the overall growth in local currencies and constitute close to 32% of Novo Nordisk’s total sales of all insulin and insulin-related products, compared to 23% in the first nine months of 2004.

Stock Exchange Announcement No 25 / 2005	Page 3 of 18

North America
Sales in North America increased by 34% in local currencies in the first nine months of 2005 and by 31% in Danish kroner, reflecting solid penetration of the insulin analogues NovoLog® and NovoLog® Mix 70/30. In the US market, Novo Nordisk now holds more than 37% of the total insulin market and close to 22% of the analogue market, both measured by volume. Sales of human insulin products also increased due to increased volumes as well as higher average prices.

Novo Nordisk has achieved significant market share gains in the US insulin market during recent years, and the portfolio of marketed insulin analogue products will be further strengthened by the upcoming launch of Levemir®, Novo Nordisk’s long-acting insulin analogue. To further solidify the company’s market position for the launch, and to also support the continued market penetration of NovoLog® and NovoLog® Mix 70/30, Novo Nordisk has decided to expand the diabetes care sales force in the US by around 400 individuals to a total of more than 1,200. This sales force expansion is expected to be completed around the turn of the year.

Europe
Sales in Europe increased by 9% in local currencies and by 10% in Danish kroner, primarily driven by the portfolio of insulin analogues, including Levemir®. Novo Nordisk has now launched Levemir® in most of the European markets, including France, where the product was launched recently.

Novo Nordisk continues to consolidate its leadership position in the insulin analogue market, supported by the continued roll-out of Levemir®. The company now holds close to 42% of the European insulin analogue market, measured in volume.

Japan & Oceania
Sales in Japan & Oceania increased by 11% in local currencies and by 10% in Danish kroner. The growth primarily reflects increased sales of NovoRapid® and NovoRapid® 30 Mix, supported by the continued switch from durable to prefilled devices, which now account for almost two-thirds of the total Japanese insulin market. Novo Nordisk holds close to 60% of the Japanese insulin analogue market.

International Operations
Sales in International Operations increased by 30% in local currencies and by 31% in Danish kroner. Sales growth in the third quarter of 2005 was positively impacted by timing differences in sales to China, Saudi Arabia and Russia. Compared to the quarterly distribution in previous years, sales in International Operations are expected to be more evenly distributed across quarters in 2005.

While sales in International Operations were dominated by human insulin, insulin analogues continue to add to the overall growth in the region. Novo Nordisk is the overall insulin market leader and also holds the leadership position within the insulin analogue segment.

Oral antidiabetic products

Sales of oral antidiabetic products increased compared to the same period in 2004 by 2% in local currencies and 1% in Danish kroner to DKK 1,254 million. The development in sales compared to the same period last year was positive both in Europe and International Operations. This was partly offset by lower sales in the US market, reflecting a slightly lower market share for Prandin®.

Stock Exchange Announcement No 25 / 2005	Page 4 of 18

Biopharmaceuticals

Sales of biopharmaceutical products increased by 14% in local currencies compared to the first nine months of 2004 and by 13% in Danish kroner to DKK 7,041 million.

NovoSeven®

Sales of NovoSeven® increased by 17% in local currencies compared to the same period last year and by 15% in Danish kroner to DKK 3,674 million. All regions contributed to the sales increase, and North America continued to be the primary growth driver. In Europe, growth in sales resumed during the second and third quarters of 2005.

The sales growth of NovoSeven® was influenced by several factors during the first nine months of 2005. Due to the high penetration within spontaneous bleeds in congenital inhibitor patients, the predominant part of the growth within the inhibitor segment has been generated by treatment of acquired haemophilia patients and usage of NovoSeven® in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In addition, sales are perceived to have been positively affected by increased investigational use of NovoSeven®.

Growth hormone therapy (Norditropin® and Norditropin® SimpleXx®)

Sales of growth hormone therapy products increased by 21% in local currencies and by 20% in Danish kroner to DKK 2,000 million. While all regions contributed to the sales increase compared to the same period last year, North America and Europe were the main growth drivers. Sales have been positively impacted by the penetration of the NordiFlex® prefilled delivery device, and Novo Nordisk has gained market share in all major markets.

Other products

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT) related products, were unchanged in local currencies compared to the same period last year and decreased by 1% in Danish kroner to DKK 1,367 million. Whereas European sales of HRT products continue to be negatively impacted by challenging market conditions, sales in the US market increased during the first nine months due to higher market share and higher average prices.

Costs, licence fees and other operating income

The cost of goods sold increased by 13% to DKK 6,653 million, with a gross margin of 72.7%, compared to 72.1% in the first nine months of 2004. The gains from an improved product mix and increased production efficiency were slightly offset by an adverse currency impact, leaving the underlying gross margin improvement at 0.7 percentage points.

Total non-production-related costs increased by 13% to DKK 11,840 million. The increase in non-production-related costs reflects increased sales and distribution costs. This is primarily a consequence of an increase of the US diabetes care sales force during the second quarter of 2004 as well as costs related to the launch of Levemir® in the European market.

Licence fees and other operating income in the first nine months of 2005 were DKK 324 million, compared to DKK 362 million in the same period last year.

Stock Exchange Announcement No 25 / 2005	Page 5 of 18

Net financials

Net financials showed an income of DKK 382 million in the first nine months of 2005 compared to an income of DKK 192 million in the same period in 2004. The result from associated companies was an income of DKK 344 million compared to an expense of DKK 97 million in the first nine months of 2004. This reflects a non-recurring gain in the first quarter of 2005 of around DKK 250 million from the sale of shares in Ferrosan A/S as well as a non-recurring accounting gain of around DKK 200 million from ZymoGenetics’ public offering of new shares in August 2005.

The foreign exchange gain was DKK 103 million compared to a gain of DKK 287 million in the same period last year. The lower foreign exchange gain reflects losses from foreign exchange hedging activities, which include forward contracts and foreign exchange options. The effect of these hedging activities has been negatively impacted by the higher level of the US dollar versus the Danish krone in the first nine months of 2005 compared to the level prevailing by the end of 2004. In accordance with IFRS, an unrealised loss of DKK 373 million was deferred by the end of September 2005 for profit and loss recognition in the future periods when the hedged operational cash flows occur.

Financial outlook

For 2005, Novo Nordisk now expects to increase sales, measured in Danish kroner, by 13–15%, and a similar level of growth measured in local currencies. The company continues to benefit from the ongoing penetration of Novo Nordisk’s insulin analogue portfolio, and also expects increasing sales of NovoSeven® and Norditropin® SimpleXx®. The higher level of the US dollar and related currencies versus the Danish krone also impacts the company positively.

Furthermore, Novo Nordisk now expects to report operating profit growth of 12–15% for 2005, compared to the previous expectation of around 10%. This is a consequence of the improved sales expectation, which is only partly offset by additional costs related to the expansion of the US diabetes care sales force. The full-year expectation for growth in underlying operating profit, which excludes the impact from currency movements and non-recurring items, remains unchanged around 15%. This expectation includes the profit and loss impact of the following non-recurring items:

•	In the fourth quarter of 2004, a licence income of DKK 150 million was realised; and
•	in the fourth quarter of 2005, an expected cost of slightly more than DKK 150 million from the employee share offering will be expensed.

For 2005, Novo Nordisk now expects a net financial income of DKK 150 million. This reflects a higher level of expected losses on foreign exchange hedging contracts, mainly as a consequence of the higher level of the US dollar versus the Danish krone.

Novo Nordisk still expects the tax rate for 2005 to be slightly below 29%.

Capital expenditure is still expected to be close to DKK 4 billion in 2005, and depreciations, amortisation and impairment losses are still expected to be around DKK 1.9 billion, whereas free cash flow is now expected to be close to DKK 4 billion.

All of the above expectations are provided that currency exchange rates remain at the current level for the rest of 2005.

Stock Exchange Announcement No 25 / 2005	Page 6 of 18

Novo Nordisk has hedged expected net cash flows in US dollars, Japanese yen and British pounds for 10 months for each of these currencies. In accordance with IFRS, the financial impact from foreign exchange hedging contracts will be included in ‘Net financials’ as the underlying operational cash flows materialise.

With regard to 2006, Novo Nordisk will provide full guidance on expectations in connection with the release of the full-year financial results for 2005, scheduled for 27 January 2006. Given the present currency exchange rate environment, Novo Nordisk currently expects to achieve at least 10% growth in sales for 2006, and preliminary plans for 2006 indicate an operating profit growth of 10–15%. This reflects Novo Nordisk’s intention to invest in the further strengthening of the company’s position in the US diabetes care market, including the upcoming launch of Levemir®, and also the expected increase in research and development costs for 2006 as a result of an increased number of late-stage clinical development projects, including the NovoSeven® expansion programme, liraglutide and AERx® iDMS.

Research and development update

Diabetes care

At the annual meeting of the European Association for the Study of Diabetes (EASD) in September 2005, Novo Nordisk launched the NovoPen® 4 durable pen device for insulin treatment of patients with diabetes. This is the fourth generation of the NovoPen® range of durable devices, and NovoPen® 4 offers patients a more convenient treatment option, compared to other marketed products.

In September 2005, the US regulatory authorities (FDA) have extended the marketing authorisation for NovoLog® to include paediatric use. Similarly, in October, the FDA has extended the US marketing authorisation for Levemir® to include paediatric treatment.

In October 2005, Novo Nordisk received marketing authorisation from the European Commission for the premixed insulin analogue products NovoMix® 50 and NovoMix® 70. Novo Nordisk is now the only company with a complete range of approved insulin analogue products in Europe.

In the liraglutide phase 2b study, the last patient has recently completed treatment and the phase 3 programme, which is expected to encompass around 3,800 patients with type 2 diabetes, is planned to be initiated in February 2006.

Finally, Novo Nordisk still expects to file in late 2005 in Japan for marketing approval of Levemir® following the recent successful completion of the phase 3 programme in Japan.

Biopharmaceuticals

In August 2005, the FDA approved the use of NovoSeven® in surgical procedures involving haemophilia patients with inhibitors against their existing factor VIII or factor IX treatment. Furthermore, the FDA has also approved the use of NovoSeven® in patients with factor VII deficiency, a rare hereditary haemorrhagic disease caused by the diminution or absence of this coagulation factor.

In October 2005, the first patient was dosed in a phase 1 study with rFXIII (recombinant coagulation factor XIII) in patients undergoing cardiac surgery. This phase 1 study is the first of several rFXIII studies planned by Novo Nordisk.

Stock Exchange Announcement No 25 / 2005	Page 7 of 18

Novo Nordisk has filed an application with EMEA (the European Medicines Agency) for marketing approval of the use of NovoSeven® in intracerebral haemorrhage (ICH). The filing was based on results obtained from a phase 2b clinical study involving 399 patients and safety data from two smaller phase 2 studies. Furthermore, if requested by EMEA, the filing may be supported around the middle of 2006 by safety information generated from the ongoing global confirmatory phase 3 study.

Novo Nordisk has recently finalised the discussions with the FDA concerning the design of a US phase 3 clinical study for the use of NovoSeven® in trauma. The study protocol approved by the FDA includes a mortality endpoint as a primary study outcome measure.

However, before initiation of the US phase 3 study, and in order to accelerate the subsequent completion of the study, Novo Nordisk has decided to pursue an exception to the US ‘Informed Consent Requirements’, which generally require patients, or alternatively the next of kin, to formally accept inclusion (give consent) in a US clinical study. This may be very challenging to obtain in a trauma setting where patients generally can be physically unable to give such informed consent. Novo Nordisk expects to pursue this exception (a so-called ‘Waiver of Informed Consent’) via an approval process involving the FDA, US trauma centres and the communities in which these centres are located. This process is currently expected to last up to 18 months, but will – if granted – allow a more rapid enrolment of patients.

Moreover, Novo Nordisk has decided to merge the US clinical study sites into the global phase 3 study currently in progress outside the US, with initiation of the US sites contingent upon obtaining permission to conduct the study in the US with a waiver of informed consent. The global phase 3 trauma study is expected to include around 1,500 patients. This is expected to provide an improved statistical basis as compared to the previously estimated total enrolment of around 1,000 patients in the ongoing phase 3 study outside the US. Furthermore, the global trauma study is expected to take close to four years to complete, and it will include mortality as a primary study outcome measure.

Equity

Total equity was DKK 26,589 million at the end of the first nine months of 2005, equal to 66.2% of total assets, compared to 70.8% at the end of 2004. Please refer to appendix 5 for further specification of changes in equity during 2005.

Treasury shares and share repurchase programme

As per 26 October 2005, Novo Nordisk A/S and its wholly-owned affiliates owned 30,970,354 of its own B shares, corresponding to 8.73% of the total share capital.

In 2005, Novo Nordisk has so far repurchased 8.7 million B shares at a cash value of DKK 2.7 billion. The company still expects to repurchase additional B shares during the remaining part of 2005 equivalent to a cash value of DKK 0.3 billion, thereby completing the current share repurchase programme.

Employee share programme

As previously communicated, Novo Nordisk has decided to offer shares to the employees, at a price of DKK 150 per share from the company’s holding of treasury shares. The Danish part of this global offering was completed in October, with approximately 0.7 million shares being subscribed, and the international programme is expected to be completed before the end of

Stock Exchange Announcement No 25 / 2005	Page 8 of 18

2005. The estimated pre-tax cost of the entire offering is slightly more than DKK 150 million, which will be expensed in the fourth quarter of 2005.

Legal issues update

US hormone therapy litigation

As of 26 October 2005, Novo Nordisk Inc, together with the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to Novo Nordisk’s hormone therapy products. These lawsuits currently involve a total of 34 individuals (as compared to 31 individuals by the end of April 2005) who allege to have used Novo Nordisk’s hormone therapy products. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Corporation (now Pfizer Inc). According to information received from Pfizer Inc, an additional 16 individuals (as compared to 11 individuals by the end of April 2005) allege, in relation to a similar lawsuit against Pfizer Inc, that they have used Novo Nordisk’s hormone therapy products. Currently, it is expected that the first trial will take place in the third quarter of 2006; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk’s financial outlook.

Patent infringement litigation

On 22 September 2005, Novo Nordisk announced that it filed a patent infringement lawsuit in early September against Sanofi-Aventis alleging that the OptiClik® pen system, marketed by Sanofi-Aventis, infringes one of Novo Nordisk’s US patents. The lawsuit was filed against Sanofi-Aventis and certain of its US, German, and Swiss affiliates in the Delaware District Court.

Sustainability issues update

Employees TakeAction!

Novo Nordisk’s corporate volunteer programme, TakeAction!, encourages employees to engage in social causes within the company’s areas of expertise. A recent example is the relief assistance provided by US employees to people affected by Hurricane Katrina. Employee donations were matched by Novo Nordisk’s US affiliate Novo Nordisk Inc (NNI). Shipping medical supplies free of charge, NNI has so far donated nearly USD 4 million worth of devices, insulin vials and needles to clinics in the affected area, benefiting thousands of people with diabetes.

Super Sector Leader

In its 2005 analysis of sustainability leadership, announced in September 2005, the Swiss-based SAM group rates Novo Nordisk a Super Sector Leader. The rating places Novo Nordisk as a healthcare leader on the global Dow Jones Sustainability World Index as well as the pan-European Dow Jones STOXX Sustainability Index.

Conference call details

At 14.00 CET today, corresponding to 8.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Conference calls’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Stock Exchange Announcement No 25 / 2005	Page 9 of 18

Forward-looking statement

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 21 February 2005. Please also refer to the section ‘Risk Management’ in the Annual Report 2004. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Stock Exchange Announcement No 25 / 2005	Page 10 of 18

Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk for the first nine months of 2005.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies’ interim reports and accounts. The interim report has not been audited.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group’s assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsværd 27 October 2005

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard	Lars Almblom Jørgensen
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Mads Øvlisen	Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Kurt Briner	Henrik Gürtler	Johnny Henriksen

Niels Jacobsen	Anne Marie Kverneland	Kurt Anker Nielsen
Stig Strøbæk	Jørgen Wedel

Stock Exchange Announcement No 25 / 2005	Page 11 of 18

Contacts for further information

Media: Outside North America: Mike Rulis Tel: (+45) 4442 3573 E-mail: mike@novonordisk.com In North America: Susan T Jackson Tel: (+1) 609 919 7776 E-mail: stja@novonordisk.com
Investors:
Outside North America:
Mogens Thorsager Jensen
Tel: (+45) 4442 7945
E-mail: mtj@novonordisk.com

Christian Qvist Frandsen
Tel: (+45) 4443 5182
E-mail: cqfr@novonordisk.com

In North America:
Mads Veggerby Lausten
Tel: (+1) 609 919 7937
E-mail: mlau@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement No 25 / 2005	Page 12 of 18

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

								% change
		2005			2004			Q3 2004 -
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2005

Sales	8,793	8,283	7,258	7,944	7,408	7,164	6,515	19%

Gross profit	6,435	6,073	5,173	5,783	5,318	5,219	4,661	21%
Gross margin	73.2%	73.3%	71.3%	72.8%	71.8%	72.9%	71.5%

Sales and distribution costs	2,402	2,267	2,139	2,364	2,039%	1,991	1,886	18%
Percent of sales	27.3%	27.4%	29.5%	29.8%	27.5%	27.8%	28.9%
Research and development costs	1,231	1,197	1,106	1,243	1,086	983	1,040	13%
Percent of sales	14.0%	14.5%	15.2%	15.6%	14.7%	13.7%	16.0%
Administrative expenses	545	470	483	534	502	431	477	9%
Percent of sales	6.2%	5.7%	6.7%	6.7%	6.8%	6.0%	7.3%
Licence fees and other operating income (net)	55	202	67	213	59	71	232	-7%

Operating profit	2,312	2,341	1,512	1,855	1,750	1,885	1,490	32%
Operating margin	26.3%	28.3%	20.8%	23.4%	23.6%	26.3%	22.9%

Share of profit/(loss) in associated companies	149	(43)	238	(20)	12	(40)	(69)	1142%
Financial income	58	238	114	491	125	104	178	-54%
Financial expenses	103	193	76	186	52	44	22	98%

Profit before taxation	2,416	2,343	1,788	2,140	1,835	1,905	1,577	32%

Net profit	1,752	1,684	1,232	1,462	1,226	1,272	1,053	43%

Depreciation, amortisation and impairment losses	559	422	412	549	576	387	380	-3%
Capital expenditure	1,087	735	723	1,092	873	642	392	25%
Cash flow from operating activities	2,905	2,105	1,343	2,039	2,490	1,710	1,350	17%
Free cash flow	1,740	1,332	614	839	1,597	956	886	9%

Equity	26,589	25,620	25,729	26,504	25,557	24,827	23,942	4%
Total assets	40,181	37,731	36,497	37,433	35,587	34,248	33,838	13%
Equity ratio	66.2%	67.9%	70.5%	70.8%	71.8%	72.5%	70.8%

Full-time employees at the end of the period	21,631	21,246	20,942	20,285	20,001	19,631	19,179	8%

Diluted earnings per share (in DKK)*	5.36	5.09	3.70	4.37	3.63	3.74	3.10	48%
Average number of shares outstanding (million)*
- used for diluted earnings per share	326.9	330.8	333.2	334.7	338.2	339.8	339.8	-3%

Sales by business segments:
Insulin analogues	1,929	1,692	1,448	1,332	1,252	1,037	886	54%
Human insulin and insulin-related sales	3,871	3,753	3,346	3,944	3,593	3,640	3,206	8%
Oral antidiabetic products (OAD)	487	391	376	403	445	379	416	9%
Diabetes care total	6,287	5,836	5,170	5,679	5,290	5,056	4,508	19%

NovoSeven®	1,336	1,248	1,090	1,170	1,086	1,084	1,019	23%
Growth hormone therapy	700	704	596	651	559	557	550	25%
Hormone replacement therapy	406	410	328	364	396	389	339	3%
Other products	64	85	74	80	77	78	99	-17%
Biopharmaceuticals total	2,506	2,447	2,088	2,265	2,118	2,108	2,007	18%

Sales by geographic segments:
Europe	3,434	3,405	3,006	3,364	3,057	3,106	2,884	12%
North America	2,462	2,282	2,092	1,816	2,098	1,837	1,727	17%
International Operations	1,750	1,395	1,128	1,559	1,171	1,134	980	49%
Japan & Oceania	1,147	1,201	1,032	1,205	1,082	1,087	924	6%

Segment operating profit:
Diabetes care	1,161	1,235	750	1,047	746	936	675	56%
Biopharmaceuticals	1,151	1,106	762	808	1,004	949	815	15%

*) For Q3 2005 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with an exercise price below current market value, have been based on an average number of shares of 326,935,249.

Stock Exchange Announcement No 25 / 2005	Page 13 of 18

Appendix 2: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

								% change
		2005			2004			Q3 2004 -
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2005

Sales	1,179	1,113	975	1,068	997	962	875	19%

Gross profit	863	816	695	778	715	701	626	21%
Gross margin	73.2%	73.3%	71.3%	72.8%	71.8%	72.9%	71.5%

Sales and distribution costs	322	305	287	318	274	268	253	18%
Percent of sales	27.3%	27.4%	29.5%	29.8%	27.5%	27.8%	28.9%
Research and development costs	165	160	149	167	146	132	140	13%
Percent of sales	14.0%	14.5%	15.2%	15.6%	14.7%	13.7%	16.0%
Administrative expenses	73	63	65	72	67	58	64	9%
Percent of sales	6.2%	5.7%	6.7%	6.7%	6.8%	6.0%	7.3%
Licence fees and other operating income (net)	7	27	9	28	8	10	31	-7%

Operating profit	310	315	203	249	236	253	200	32%
Operating margin	26.3%	28.3%	20.8%	23.4%	23.6%	26.3%	22.9%

Share of profit in associated R&D companies	20	(6)	32	(1)	-	(5)	(9)	1142%
Financial income	8	32	15	65	17	14	24	-54%
Financial expenses	14	26	10	25	7	6	3	98%

Profit before taxation	324	315	240	288	246	256	212	32%

Net profit	235	226	166	197	165	171	141	43%

Depreciation, amortisation and impairment losses	75	57	55	74	77	52	51	-3%
Capital expenditure	146	99	97	147	117	86	53	25%
Cash flow from operating activities	390	283	180	274	335	230	181	17%
Free cash flow	234	179	82	113	215	128	119	9%

Equity	3,563	3,438	3,454	3,563	3,434	3,340	3,216	4%
Total assets	5,384	5,064	4,899	5,033	4,782	4,608	4,545	13%
Equity ratio	66.2%	67.9%	70.5%	70.8%	71.8%	72.5%	70.8%

Full-time employees at the end of the period	21,631	21,246	20,942	20,285	20,001	19,631	19,179	8%

Diluted earnings per share (in EUR)*	0.72	0.68	0.50	0.58	0.49	0.50	0.42	48%
Average number of shares outstanding (million)*
- used for diluted earnings per share	326.9	330.8	333.2	334.7	338.2	339.8	339.8	-3%

Sales by business segments:
Insulin analogues	258	227	195	179	169	139	119	54%
Human insulin and insulin-related sales	520	504	450	531	483	489	430	8%
Oral antidiabetic products (OAD)	65	52	51	54	60	51	56	9%
Diabetes care total	843	783	696	764	712	679	605	19%

NovoSeven®	179	168	146	157	147	145	137	23%
Growth hormone therapy	93	95	80	87	75	75	74	25%
Hormone replacement therapy	55	55	44	49	53	52	46	3%
Other products	9	12	9	11	10	11	13	-17%
Biopharmaceuticals total	336	330	279	304	285	283	270	18%

Sales by geographic segments:
Europe	460	457	404	452	411	418	387	12%
North America	330	307	281	244	282	247	232	17%
International Operations	235	187	152	210	157	152	132	49%
Japan & Oceania	154	162	138	162	147	145	124	6%

Segment operating profit:
Diabetes care	156	166	101	141	101	125	91	56%
Biopharmaceuticals	154	149	102	108	135	128	109	15%

*) For Q3 2005 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with an exercise price below current market value, have been based on an average number of shares of 326,935,249.

Stock Exchange Announcement No 25 / 2005	Page 14 of 18

Appendix 3: Income statement

	9M	9M	Q3	Q3
DKK million	2005	2004	2005	2004

Sales	24,334	21,087	8,793	7,408
Cost of goods sold	6,653	5,889	2,358	2,090

Gross profit	17,681	15,198	6,435	5,318

Sales and distribution costs	6,808	5,916	2,402	2,039
Research and development costs	3,534	3,109	1,231	1,086
Administrative expenses	1,498	1,410	545	502
Licence fees and other operating income (net)	324	362	55	59

Operating profit	6,165	5,125	2,312	1,750

Share of profit/(loss) in associated companies	344	(97)	149	12
Financial income	410	407	58	125
Financial expenses	372	118	103	52

Profit before taxation	6,547	5,317	2,416	1,835

Income taxes	1,879	1,766	664	609

NET PROFIT	4,668	3,551	1,752	1,226

Basic earnings per share (DKK)	14.18	10.51	5.38	3.64
Diluted earnings per share (DKK)	14.13	10.47	5.36	3.63

Segment sales:
Diabetes care	17,293	14,854	6,287	5,290
Biopharmaceuticals	7,041	6,233	2,506	2,118

Segment operating profit:
Diabetes care	3,146	2,357	1,161	746
Operating margin	18.2%	15.9%	18.5%	14.1%

Biopharmaceuticals	3,019	2,768	1,151	1,004
Operating margin	42.9%	44.4%	45.9%	47.4%

Stock Exchange Announcement No 25 / 2005	Page 15 of 18

Appendix 4: Balance sheet

DKK million	30 Sep 2005	31 Dec 2004

ASSETS
Intangible assets	471	314
Property, plant and equipment	19,475	17,559
Investments in associated companies	936	883
Deferred tax assets	948	769
Other financial assets	185	159
TOTAL LONG-TERM ASSETS	22,015	19,684

Inventories	7,670	7,163
Trade receivables	4,779	4,062
Tax receivables	353	710
Other receivables	1,343	1,855
Marketable securities	522	526
Cash at bank and in hand	3,499	3,433
TOTAL CURRENT ASSETS	18,166	17,749

TOTAL ASSETS	40,181	37,433

EQUITY AND LIABILITIES
Share capital	709	709
Treasury shares	(61)	(45)
Share premium account	-	2,565
Retained earnings	25,935	22,671
Other comprehensive income	6	604

TOTAL EQUITY	26,589	26,504

Long-term debt	1,272	1,188
Deferred tax liabilities	2,408	1,853
Provision for pensions	309	250
Other provisions	282	358

Total long-term liabilities	4,271	3,649

Short-term debt	860	507
Trade payables	991	1,061
Tax payables	369	631
Other liabilities	4,991	3,721
Other provisions	2,110	1,360

Total current liabilities	9,321	7,280

TOTAL LIABILITIES	13,592	10,929

TOTAL EQUITY AND LIABILITIES	40,181	37,433

Stock Exchange Announcement No 25 / 2005	Page 16 of 18

Back to Contents

Appendix 5: Statement of changes in equity

					Other comprehensive income

						Deferred
					Exchange	gain/loss
			Share		rate	on cash	Other
	Share	Treasury	premium	Retained	adjust-	flow	adjust-
DKK million	capital	shares	account	earnings	ments	hedges	ments	Total

9M 2005
Balance at the beginning of the year	709	(45)	2,565	22,671	(40)	461	183	26,504
Exchange rate adjustment of investments in subsidiaries					221			221
Deferred (gain)/loss on cash flow hedges at the beginning of the
year recognised in the Income statement for the period						(461)		(461)
Deferred gain/(loss) on cash flow hedges at the end of the period						(373)		(373)
Other adjustments				96			15	111

Net income recognised directly in equity	-	-	-	96	221	(834)	15	(502)
Net profit for the period				4,668				4,668

Total income for the period	-	-	-	4,764	221	(834)	15	4,166
Cost of share-based payment				60				60
Purchase of treasury shares		(17)		(2,597)				(2,614)
Sale of treasury shares		1		66				67
Transfer of share premium account to retained earnings *)			(2,565)	2,565				-
Dividends				(1,594)				(1,594)

Balance at the end of the period	709	(61)	-	25,935	181	(373)	198	26,589
*) In accordance with changes in the Danish Companies Act the share premium account is transferred to retained earnings.
9M 2004
Balance at the beginning of the year	709	(33)	2,565	20,925	(79)	513	176	24,776
Exchange rate adjustment of investments in subsidiaries					8			8
Deferred (gain)/loss on cash flow hedges at the beginning of the
year recognised in the Income statement for the period						(513)		(513)
Deferred gain/(loss) on cash flow hedges at the end of the period						153		153
Other adjustments							2	2

Net income recognised directly in equity	-	-	-	-	8	(360)	2	(350)
Net profit for the period				3,551				3,551

Total income for the period	-	-	-	3,551	8	(360)	2	3,201
Cost of share-based payment				78				78
Purchase of treasury shares		(7)		(1,078)				(1,085)
Sale of treasury shares		1		74				75
Dividends				(1,488)				(1,488)

Balance at the end of the period	709	(39)	2,565	22,062	(71)	153	178	25,557
Stock Exchange Announcement No 25 / 2005	Page 17 of 18

Appendix 6: Condensed cash flow statement

DKK million	9M 2005	9M 2004

Net profit	4,668	3,551

Net reversals with no effect on cash flow	3,653	4,056
Income taxes paid and net interest received	(1,300)	(1,662)

Cash flow before change in working capital	7,021	5,945

Net change in working capital	(668)	(395)

Cash flow from operating activities	6,353	5,550

Net investments in intangible assets and long-term financial assets	(122)	(204)
Capital expenditure for property, plant and equipment	(2,545)	(1,907)
Net change in marketable securities (>3 months)	-	1,303

Total cash flow from investing activities	(2,667)	(808)

Cash flow from financing activities	(4,164)	(2,838)

NET CASH FLOW	(478)	1,904

Unrealised gain/(loss) on exchange rates in cash and cash equivalents	154	(22)

Net change in cash and cash equivalents	(324)	1,882

Cash and cash equivalents at the beginning of the year	2,963	841

Cash and cash equivalents at the end of the period	2,639	2,723

Bonds with original term to maturity exceeding three months	503	504
Undrawn committed credit facilities	7,462	6,697

FINANCIAL RESOURCES AT THE END OF THE PERIOD	10,604	9,924

FREE CASH FLOW*	3,686	3,439

*) Cash flow from operating activities + Cash flow from investing activities - Net change in marketable securities (>3 months)

Stock Exchange Announcement No 25 / 2005	Page 18 of 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 28 2005	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer